Exhibit 99.1

Ballard Signs MOU With ABB for Development of Fuel Cell Systems to Power Marine Applications

VANCOUVER and AMSTERDAM, June 27, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced signing of a Memorandum of Understanding (MOU) with ABB (www.abb.com/marine) to undertake collaboration activities toward the development of megawatt (MW) scale proton exchange membrane (PEM) fuel cell power systems for the marine market, with an initial focus on the cruise ship segment.

ABB also announced the MOU today at the Electric & Hybrid Marine World Expo 2018, being held in Amsterdam, The Netherlands (http://www.electricandhybridmarineworldexpo.com/en/).

Rob Campbell, Ballard's Chief Commercial Officer said, "This MOU is a significant next step in our ongoing relationship with ABB, the innovative market leader in marine solutions. The rapidly evolving marine market represents an exciting growth opportunity for zero-emission fuel cell technology. And, Ballard's prior development and deployment of megawatt-scale containerized PEM fuel cell systems for land-based use gives us the critical experience and knowledge to collaborate effectively on the development of clean energy solutions for key marine market applications."

"Hydrogen fuel cells are at the forefront of zero-emission technologies for shipping," said Juha Koskela, Managing Director, ABB Marine & Ports. "We look forward to working with Ballard Power Systems on the next-generation fuel cell technology, in line with our commitment to equip the marine industry with electric, digital and connected solutions that maximize the full potential of vessels and enable a safe, efficient and sustainable maritime industry."

Reduction of pollutants and carbon emissions is a high-priority for the marine industry. Regulations to restrict diesel emissions are being introduced at the local and regional levels in various parts of the world, and this is generating interest in zero-emission fuel cell technology. Limiting greenhouse gas (GHG) emissions through the use of hydrogen fuel cells is of particular interest in port cities, where significant multi-mode transportation opportunities exist to share centralized hydrogen fueling infrastructure. This includes the presence of marine vessels, drayage trucks, trains, forklift trucks, and other transport vehicles at a single port facility.

In addition, earlier this year the United Nations International Maritime Organization (IMO) announced a strategy to reduce GHG emissions from ships – including a 50% reduction in GHGs by 2050, compared to 2008 levels, and complete elimination of GHG's as soon as possible in this century.

The multi-year collaboration between Ballard and ABB will include joint market development activities, systems design and development work, as well as systems testing and validation activities. The goal will be development of commercial ready MW-scale containerized PEM fuel cell power systems for the marine market, with an initial focus on the cruise ship segment. These systems could be used in a variety of ways, including provision of power for hotel operations while cruise ships are docked at port as well as the provision of primary propulsion power when ships are at sea.

To the shipping industry, ABB offers an extensive portfolio of integrated marine systems and solutions that improve flexibility, reliability and energy efficiency of vessels.

About ABB
ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing a history of innovation spanning more than 130 years, ABB today is writing the future of industrial digitalization with two clear value propositions: bringing electricity from any power plant to any plug and automating industries from natural resources to finished products. As title partner of Formula E, the fully electric international FIA motorsport class, ABB is pushing the boundaries of e-mobility to contribute to a sustainable future. ABB operates in more than 100 countries with about 135,000 employees. www.abb.com

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/27/c4817.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 27-JUN-18